UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bowl America Incorporated
(Name of Issuer)

Common A Stock
(Title of Class of Securities)

102565108
(CUSIP Number)

Anita G. Zucker, as Trustee of

The Article 6 Marital Trust

c/o The Inter Tech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

843-744-5174

With a copies to:

Robert Johnston

The InterTech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

(843) 744-5174

Christopher J. Hubbert, Esq.

1375 East Ninth Street, 29th Floor

Cleveland, OH 44114

216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74955 L 103	Page 2 of 5

1	NAME OF REPORTING PERSONS Anita G. Zucker, as Trustee of the Article 6 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 279,956
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 279,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 74955 L 103	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. to Schedule 13D relates to the Class A Common stock, $0.10 par value (the “Shares”), of Bowl America Incorporated, a Maryland corporation (the “Company”), and is being filed by Anita G. Zucker, a natural person and the trustee of the Article 6 Marital Trust (the “Trust”).

Item 2. Identity and Background

Mrs. Zucker’s business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker’s principal occupation is the chairperson and chief executive officer of The InterTech Group, Inc.

Item 4. Purpose of Transaction.

On May 28, 2021, the Company announced that it had entered into a merger agreement pursuant to which Bowlero Corp. would acquire the Company for less than $50.0 million (the “Bowlero Merger”). As a significant shareholder, Mrs. Zucker was disappointed by the board’s decision to sell the Company at what she believes to be a severely depressed price. Mrs. Zucker felt compelled to communicate her concerns to the Company’s board via a letter from her counsel, which is attached to this Schedule 13D as an exhibit.

Mrs. Zucker acquired the Shares for investment purposes. Mrs. Zucker continually reviews the performance of this investment and her investment alternatives. Mrs. Zucker is currently considering all options available to her to protect her significant investment in the Company and is committed to taking all necessary actions to create an alternative to the Bowlero Merger that maximizes value for all Company shareholders. These actions could include, without limitation: (i) requesting information relating to the Company and the Bowlero Merger; (ii) making a bid to acquire the Company; (iii) opposing shareholder approval of the Bowlero Merger; (iv) exercising any appraisal rights available in connection with the Bowlero Merger; (v) bringing an action against the Company seeking to enjoin the pending shareholder meeting to approve the Bowlero Merger; (vi) bringing an action against the Company and Bowlero seeking to enjoin consummation of the Bowlero Merger; and (vii) bringing an action against the Company’s officers directors for breach of fiduciary duty seeking damages in connection with the Bowlero Merger.

As part of the ongoing review of its investment in the Shares, Mrs. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Company, or the disposition of securities of the Company in the open market or in privately negotiated transactions. Mrs. Zucker may explore, support, sponsor or promote other alternatives with respect to this investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Company, other changes in the present board of directors or management of the Company, changes in management’s compensation, or changes in the Company’s business or corporate structure. As a substantial shareholder, Mrs. Zucker expects to communicate from time to time in the future to management and the board of directors its views as to matters that she believes will benefit the Company and its shareholders.

SCHEDULE 13D
CUSIP No. 74955 L 103	Page 4 of 5

Although the foregoing reflects activities presently contemplated by Mrs. Zucker with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that Mrs. Zucker will take any of the actions referred to above.

Except as set forth above, as of the date hereof, Mrs. Zucker and the Trust do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure,

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Mrs. Zucker and the Trust own, in the aggregate, 279,956 Shares, or 7.5% of the Company’s outstanding Shares. Mrs. Zucker, individually and as trustee of the Trust, has sole voting, investment and dispositive power with respect to those Shares. Neither Mrs. Zucker nor the Trust have bought or sold any Shares in the last sixty days.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1 is a letter dated June 9, 2021 to Cheryl A. Dragoo, the Company’s president and chief executive officer, from Christopher J. Hubbert of Kohrman Jackson & Krantz LLP, Mrs. Zucker’s counsel, on behalf of Mrs. Zucker and the Trust.

SCHEDULE 13D
CUSIP No. 74955 L 103	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 10, 2021

/s/ Anita G. Zucker

Anita G. Zucker

Individually and as Trustee for The Article 6 Marital Trust